UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

UNI-PIXEL, INC.
(Name of Issuer)

COMMON STOCK, $.001 PER SHARE PAR VALUE
(Title of Class of Securities)

904572104
(CUSIP Number)

November 4, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904572104	13G

1.		NAME OF REPORTING PERSONS

BANK OF AMERICA CORPORATION 56-0906609

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		12,389,590

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		12,389,590

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		12,389,590

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
		[_]

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		22.2%

12.		TYPE OF REPORTING PERSON*

		HC

CUSIP No. 904572104	13G

1.		NAME OF REPORTING PERSONS

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED 13-5674085

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a) [_]
		(b) [_]

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION

		Delaware

NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		12,389,590

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		12,389,590

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		12,389,590

10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
		[_]

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		22.2%

12.		TYPE OF REPORTING PERSON*

		BD, IA

CUSIP No. 904572104	13G

Item 1(a).	Name of Issuer:

Uni-Pixel, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8708 Technology Forest Place, Suite 100 The Woodlands, Texas 77381

Item 2(a).	Name of Person Filing:

BANK OF AMERICA CORPORATION MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The principal business office for BANK OF AMERICA CORPORATION is BANK OF AMERICA CORPORATE CENTER, 100 NORTH TRYON STREET, CHARLOTTE, NC 28255.

The principal business office for MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED is ONE BRYANT PARK, NEW YORK, NY 10036.

Item 2(c).	Citizenship:

SEE ITEM 4 OF COVER PAGES

Item 2(d).	Title of Class of Securities:

COMMON STOCK

Item 2(e).	CUSIP Number:

904572104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[X]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[_]	Insurance company as defined in Section 3(a)19) of the Exchange Act.
(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j)	[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
12,389,590 Shares Common Stock

(b)	Percent of class:
22.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
SEE ITEM 5 OF COVER PAGES

(ii)	Shared power to vote or to direct the vote:
SEE ITEM 6 OF COVER PAGES

(iii)	Sole power to dispose or to direct the disposition of:
SEE ITEM 7 OF COVER PAGES

(iv)	Shared power to dispose or to direct the disposition of
SEE ITEM 8 OF COVER PAGES

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly owned subsidiary of Bank of America Corporation.

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.
NOT APPLICABLE

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2010

BANK OF AMERICA CORPORATION			MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Debra Cho		By:	/s/ Robert Shine
	Name:	Debra Cho		Name:	Robert Shine
	Title:	Senior Vice President		Title:	Attorney-In-Fact

* Executed on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated pursuant to a Power of Attorney, dated January 28, 2010, a copy of which is attached hereto as Exhibit A.

* The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Schedule 13G
Exhibit A
Power of Attorney

To Prepare and Execute Documents Pursuant to
Sections 13 and 16 of the
Securities and Exchange Act of 1934, as Amended (the "Exchange Act")
and Rules thereunder, by and on Behalf of

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at One Bryant Park, New York, New York, 10036, hereby constitutes and appoints Christopher B. Hayward, Robert M. Shine, Lawrence Emerson of Enterprise Compliance Shared Services, Angelina Richardson of Enterprise Compliance Shared Services and any individual from time to time elected or appointed as Secretary or Assistant Secretary of the Corporation, each individually its true and lawful attorney-in-fact, for it and in its name, place and stead to:

(1)  prepare and execute on behalf of the Corporation, and cause to be filed and/or delivered, as required by the United States Securities and Exchange Commission pursuant to Sections 13 and 16 of the Exchange Act, all forms, schedules, reports and other documents relating to the Corporation's direct or indirect ownership of securities which must be reported under the Exchange Act; and

(2)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as each such attorney-in-fact may approve in his or her discretion.

This Power of Attorney shall (i) supercede the Power of Attorney dated May 29, 2009 and August 12, 2009, respectively, (ii) automatically terminate upon such attorney-in-fact's transfer out from Enterprise Compliance Shared Services or resignation or termination from Bank of America Corporation or its affiliates, and (iii) unless automatically terminated pursuant to clause (ii), remain in effect until revoked in writing by the undersigned; provided that such termination or revocation shall have no impact on any form, schedule, report or other document executed or any action by an attorney-in-fact taken prior to such termination or revocation.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 28th day of January 2010.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael B. Radest
Name:	Michael B. Radest
Title:	Senior Vice President and Co-Chief Compliance Officer

Schedule 13G
Exhibit B
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.001 par value per share, of Uni-Pixel, Inc., a corporation incorporated under the laws of the State of Delaware, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 4th day of February, 2010.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Robert Shine
Name:	Robert Shine
Title:	Attorney-In-Fact
Date:	February 4, 2010

BANK OF AMERICA CORPORATION

By:	/s/ Debra Cho
Name:	Debra Cho
Title:	Senior Vice President
Date:	February 4, 2010